Exhibit 99.2

Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated

Interim Financial Statements

As of June 30, 2017

(unaudited)

F-1

Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated Interim Financial Statements as of June 30, 2017 (unaudited)

F-2

Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated Interim Statements of Financial Position as of (unaudited)

		June 30, 2017	December 31, 2016
	Note	USD thousand	USD thousand
Assets
Cash and cash equivalents		527	6,758
Short term deposits		7,605	7,899
Other receivables		762	241

Total current assets		8,894	14,898

Fixed assets, net		20	16

Intangible assets	4	6,172	-

Total assets		15,086	14,914

Liabilities
Accounts payable		370	515
Other payables		805	758
Total current liabilities		1,175	1,273

Non - current liabilities
Derivative liability	8	1,000	-
Post-employment benefit liabilities		440	256
		1,440	256
Equity
Share capital, no par value		-	-
Share premium		32,626	30,826
Receipts on account of warrants		7,415	7,415
Capital reserve for share-based payments		1,866	583
Capital reserve from transactions with related parties		761	761
Accumulated loss		(32,024)	(26,200)

Equity attributable to owners of the Company		10,644	13,385
Non-controlling interests		1,827	-
Total equity		12,471	13,385

Total liabilities and equity		15,086	14,914

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-3

Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated Interim Statements of Operations and Other Comprehensive Income (unaudited)

		For the six months ended June 30
		2017	2016
	Note	USD thousand	USD thousand
Research and development expenses		2,516	1,964
General and administrative expenses		2,524	1,194
Other expenses	8	1,029	-

Operating loss		6,069	3,158

Finance expense		7	21
Finance income		(63)	(142)
Finance income, net		(56)	(121)

Loss for the period		6,013	3,037

Loss attributable to:
Owners of the Company		5,824	3,037
Non-controlling interests		189	-
		6,013	3,037

Loss per share
Basic and diluted loss per share - USD		0.04	0.04

Number of shares used in calculation		163,781,022	78,519,168

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-4

Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated Interim Statements of Changes in equity (unaudited)

	Attributable to owners of the Company
	Share capital	Share premium	Receipts on account of warrants	Capital reserve for share based payments	Capital reserve from transactions with related parties	Accumulated loss	Total	Non-controlling interests	Total equity
USD thousand
For the six months ended June 30, 2017:
Balance as of January 1, 2017	-	30,826	7,415	583	761	(26,200)	13,385	-	13,385

Share issuance due to an acquisition of a subsidiary (see note 4)	-	1,800	-		-	-	1,800	2,016	3,816
Share-based payments	-	-	-	1,283	-	-	1,283	-	1,283
Loss for the period	-	-	-	-	-	(5,824)	(5,824)	(189)	(6,013)
Balance as of June 30, 2017	-	32,626	7,415	1,866	761	(32,024)	10,644	1,827	12,471

The accompanying notes are integral part of these condensed consolidated interim financial statements.

F-5

Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated Interim Statements of Changes in equity (unaudited)

	Attributable to owners of the Company
	Share capital	Share premium	Receipts on account of warrants	Capital reserve for share based payments	Capital reserve from transactions with related parties	Accumulated loss	Total
	USD thousand
For the six months ended June 30, 2016:
Balance as of January 1, 2016	-	22,159	27	536	761	(14,054)	9,429
Exercise of warrants (Series A)	-	313	(1)	-	-	-	312
Share issuance due to a strategic cooperation agreement	-	500	-	(250)	-	-	250
Share based payments	-	80	-	38	-	-	118
Loss for the period	-	-	-	-	-	(3,037)	(3,037)
Balance as of June 30, 2016	-	23,052	26	324	761	(17,091)	7,072

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-6

Kitov Pharmaceuticals Holdings Ltd.

Condensed Consolidated Interim Statements of Cash Flows (unaudited)

	For the six months ended June 30
	2017	2016
	USD thousand	USD thousand
Cash flows from operating activities:
Loss for the period	(6,013)	(3,037)
Adjustments:
Depreciation	2	1
Finance income, net	(56)	(121)
Share-based payments	1,283	118
Expenses in regards with settlement with a minority shareholder of a subsidiary (see note 8)	1,000	-
Expenses in regard to a strategic cooperation agreement	-	250

	(3,784)	(2,789)
Changes in assets and liabilities:
Changes in other receivables	(536)	(403)
Changes in accounts payables	(240)	684
Changes in other payables	(303)	81
Changes in post employment benefit liabilities	172	-

	(907)	362

Net cash used in operating activities	(4,691)	(2,427)

Cash flows from investing activities:
Acquisition of subsidiary, net of cash acquired (see note 4)	(1,732)	-
Decrease (increase) in short term deposits	357	(4,500)
Acquisition of fixed assets	(3)	(4)
Net cash used in investing activities	(1,378)	(4,504)

Cash flows from financing activities:
Proceeds from warrants exercised	-	312
Repayment of short term bank credit	(16)	-
Repayment of loans from related parties	(130)	-
Interest paid	(8)	(1)
Net cash provided by (used in) financing activities	(154)	311

Net decrease in cash and cash equivalents	(6,223)	(6,620)
Cash and cash equivalents at the beginning of the period	6,758	10,558
Effect of translation adjustments on cash and cash equivalents	(8)	(5)

Cash and cash equivalents at the end of the period	527	3,933

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

F-7

Kitov Pharmaceuticals Holdings Ltd.

Notes to Condensed Consolidated Interim Financial Statements as of June 30, 2016 (unaudited)

Note 1 -General

A.	Reporting entity

Kitov Pharmaceuticals Holdings Ltd. (hereinafter: the "Company") is an Israeli company, that was incorporated in Israel as a private company in August 1968, and has been listed for trading on the Tel Aviv Stock Exchange since September 1978. In October 2012, the Company disposed of all of its previous operations, and in July, 2013, the Company acquired all of the shares of Kitov Pharmaceuticals Ltd. (hereinafter: "Kitov") from its shareholders, in exchange for shares of the Company (hereinafter: the "Acquisition").

The Company’s securities (American Depository Shares (hereinafter: “ADS”) as well as Series A warrants) were listed for trading on the NASDAQ in November 2015. Each ADS represents 20 ordinary shares with no par value. Each warrant enables the purchase of 1 ADS.

The Company's address is One Azrieli Center, Round Tower, 132 Menachem Begin Road, Tel Aviv 671101, Israel.

In January 2017, the Company acquired the majority of shares of TyrNovo Ltd (hereinafter: TyrNovo”) (see also note 4).

The Company together with Kitov and TyrNovo are referred to, in these financial statements, as the “Group".

As of the date of the financial statements, the Group is engaged, through Kitov, in the development of combination drugs that treat two clinical conditions simultaneously, pain caused by osteoarthritis and hypertension, and through TyrNovo, in the development of a small molecule that has demonstrated the potential to overcome resistance to multiple anti-cancer drugs.

Since incorporation through June 30, 2017, the Group has incurred losses and negative cash flows from operations mainly attributed to its development efforts and has an accumulated deficit of USD 32 million. The Company has financed its operations mainly through private and public financing rounds. In November 2015 and July 2016, the Company raised a total of USD 20.5 million net, and in July 2017, subsequent to the balance sheet date, the Company raised an additional USD 3.1 million net, (see also note 9). Management believes its current balance of cash and cash equivalents and short-term deposits will allow the Company to complete its current development plans. At present, the Company has no revenue and may require additional funding for future plans.

Note 2 - Basis of Preparation

A.	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as at and for the year ended December 31, 2016 (hereinafter – “the annual financial statements”). They do not include all of the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

F-8

Kitov Pharmaceuticals Holdings Ltd.

Notes to Condensed Consolidated Interim Financial Statements as of June 30, 2016 (unaudited)

Note 2 - Basis of Preparation (Cont'd)

These condensed consolidated interim financial statements were authorized for issue by the Group’s Board of Directors on August 15, 2017.

B.	Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its audited annual financial statements.

Note 3 - Use of judgements and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Fair value measurement

The Group’s management regularly reviews significant unobservable inputs and valuation adjustments, including obtaining valuations prepared by third parties and assessing the evidence to support the conclusion that these valuations meet the requirements of IFRS, including the level in the fair value hierarchy in which the valuations should be classified.

Significant valuation issues are reported to the Group Audit Committee.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

-	Level 1: quoted prices in active markets for identical assets or liabilities.

-	Level 2: inputs other than quoted prices included in Level 1, that are observable for the asset or liability, either directly or indirectly.

-	Level 3: inputs for the asset or liability that are not based on observable market data.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Further information about the assumptions made in measuring fair value of share based payments and derivative liability are included in Note 6 and Note 8, respectively.

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its audited annual financial statements.

F-9

Kitov Pharmaceuticals Holdings Ltd.

Notes to Condensed Consolidated Interim Financial Statements as of June 30, 2016 (unaudited)

Note 4 - Acquisition during the current period

On January 13, 2017, the Company completed its acquisition of a controlling interest in TyrNovo, a privately owned Israeli company from Goldman Hirsh Partners Ltd ("GHP"). TyrNovo, a developer of novel small molecules in the oncology therapeutic field, presents a new concept in cancer therapy, by developing NT219, a small molecule that has demonstrated the potential to overcome resistance to multiple anti-cancer drugs.

Pursuant to the terms of the transaction, including such adjustments to the terms and conditions which were finalized between the parties subsequent to the closing, the Company issued GHP 11,292,508 of its Ordinary Shares (the "Consideration Shares") and paid GHP aggregate cash proceeds of approximately USD 2 million (the "Cash Consideration") in exchange for 9,570 Ordinary Shares in TyrNovo, that represent approximately 65% of TyrNovo’s shares. In addition, the Company was assigned a loan in the amount of USD 101,157 which had been made by GHP to TyrNovo, (the "Completed TyrNovo Acquisition"). USD 800,000 of the Cash Consideration was paid to GHP on January 13, 2017. An additional USD 1,032,843 of the Cash Consideration was paid to GHP in April 2017. The remaining USD 167,157 of the Cash Consideration is being held back by the Company pending the fulfillment of certain conditions as agreed to between the Company and GHP. The repayment date and other terms of such assigned loan have not been determined.

All of the Consideration Shares are being held in escrow in order to ensure the fulfillment of certain post-closing undertakings and to satisfy indemnification claims and other liabilities the Company may become subject to as a result of the Completed TyrNovo Acquisition.

In the period from January 13 2017 to June 30, 2017, TyrNovo's contributed losses of USD 328 thousand to the Group's results. Management estimates that if the acquisition had taken place on January 1, 2017, there would not have been a material change to the consolidated loss.

A.	Consideration

The following summarizes the acquisition date fair value of each major class of consideration:

USD thousands
Cash	2,000
Equity instruments issued (11,292,508 Ordinary Shares) (1)	1,800
Assignment of loan to the Company	(101)
Total consideration transferred	3,699

(1)	Equity instruments issued

The fair value of the Ordinary Shares issued was based on the listed share price of the Group at January 11, 2017 of USD 0.16 per share (USD 3.14 per ADS).

F-10

Kitov Pharmaceuticals Holdings Ltd.

Notes to Condensed Consolidated Interim Financial Statements as of June 30, 2016 (unaudited)

Note 4 – Acquisition during the current period (Cont'd)

B.	Identifiable assets acquired and liabilities assumed:

The following table summarizes the recognized amounts of assets acquired and liabilities assumed at the date of acquisition:

USD thousands
Other receivables	21
Fixed assets, net	3
Intangible assets (1)	6,172
Short-term credit from bank	(16)
Trade payables	(123)
Other payables	(212)
Long-term related parties	(130)
Total net identifiable assets	5,715

(1)	Relates to research and development in process

C.	Measurement of fair values

Presented hereunder is information regarding the techniques the Group used to measure the fair value of the assets and liabilities recognized as a result of the business combination:

D.	In-process research and development

Purchased in-process research and development expense represents the value assigned to research and development projects, which were commenced but not yet completed at the date of acquisition. Technological feasibility for these projects has not been established and they have no alternative future use in research and development activities or otherwise.

In-process research and development asset is recognized at fair value on the acquisition date. It is accounted for initially as an indefinite-lived intangible asset that is not subject to amortization.

E.	Non-controlling interests Non-controlling interests based on their proportionate interest in the recognized amount of the assets and liabilities of TyrNovo.

F-11

Kitov Pharmaceuticals Holdings Ltd.

Notes to Condensed Consolidated Interim Financial Statements as of June 30, 2016 (unaudited)

Note 5 –Capital and reserves

During the reported periods, the following shares were issued (in thousands):

	For the six months ended
	June 30, 2017	June 30, 2016
	Number of shares in thousands
Opening balance	153,237	77,756
Share-based payments	-	509
Issuance of shares due to a strategic cooperation agreement	-	3,010
Share issuance due to the acquisition of a subsidiary (see note 4)	11,293	-
Exercise of warrants	-	1,214
	164,530	82,489

Note 6 – Share-based payments

A.	In June 2017, the Company's board of directors decided to amend the Company's 2016 Equity-Based Incentive Plan (the "Plan") to increase the number of Ordinary Shares available for issuance thereunder by an additional 38,000,000 Ordinary Shares. No other amendments were made to the Plan.

B.	In May 2017, the Company's board of directors decided to approve an amendment to the terms of office and engagement of certain directors and officers by including under such terms of office Company equity-based incentive compensation in a total of 872 thousand RSU's. The Compensation Committee and Board of Directors approved that the directors and officers of the Company may elect, prior to the time of grant, to receive in lieu of all or part of the approved grant of RSU's, such number of options to purchase the Company's Ordinary Shares at a ratio of 1.667 options per RSU (a total of 1,453 thousand options), and which options shall have an exercise price equals to NIS 0.3297 per one ordinary share. The RSUs and/or options shall have a vesting period of 3 years from the commencement of the officer’s or director’s engagement, with a one-year cliff for the first one-third of the vested amount, and over 8 quarters thereafter. The exercise period is 7 years from the date of the grant. 396 thousand options and 438 thousand RSUs were fully vested at the time of the grant.

In July 2017, the applicable director and officer grantees selected grants of 608 thousand RSUs and 439 thousand options. The grants were made by the Board in August 2017.

The fair value of these RUS's and options as of June 30, 2017 was measured at USD 1,375 thousand. The calculation of this measurement was based on the share price as of June 30, 2017. The fair value of the RSUs and options at grant date was measured at USD 2,073 thousand. During the six-month period ended June 30, 2017 the Company recorded an expense of USD 1,094 thousand, of which USD 986 thousand are to key management personnel.

F-12

Kitov Pharmaceuticals Holdings Ltd.

Notes to Condensed Consolidated Interim Financial Statements as of June 30, 2016 (unaudited)

Note 6 – Share-based payments (Cont'd)

All of the RSU and option numbers in this note are in terms of ADSs.

Options that were granted during the reported period were measured using the binominal model. The following inputs were used in the measurement of the fair value of the share based payments at June 30, 2017:

options
Share Price (USD)	0.279
Expected Volatility (%)	79.06%
Expected Duration (years)	2.0-2.8
Dividend Yield (%)	0%
Risk Free Rate Interest (%)	1.58%

The annual Expected Volatility applied was based on the historical weighted average volatility of relevant comparable companies, for a period corresponding to the share options’ contractual term.

Following are details of RSUs and options as selected by the grantees:

	Number of Options in thousands	Number of RSUs in thousands
	In ADS Terms	In ADS Terms
Key management personnel	387	483
Independent Directors	52	125
Total	439	608

Note 7 - Transactions and balances with related parties

A.	Related party balances are included in the balance sheet under the following items:

	As of June 30	As of December 31
	2017	2016
	USD thousands
Other payables	410	548
Post- employment benefit liabilities	401	227

F-13

Kitov Pharmaceuticals Holdings Ltd.

Notes to Condensed Consolidated Interim Financial Statements as of June 30, 2016 (unaudited)

Note 7 - Transactions and balances with related parties (Contd.)

B.	The statement of operations includes amounts referring to transactions with related parties, as follows:

	For the six months ended June 30
	2017	2016
	USD thousands
Research and development expenses	849	120
General and administrative expenses	1,266	213

C.	In May 2017, the Company's board of directors decided to amend the terms of officers and engagement of certain directors of the Company, retroactively from January 1, 2017, including the terms of eligibility for the grant of bonuses in the future.

The Company's shareholders approved the amended terms of office and engagement of the directors at the Special General Meeting held on July 12, 2017.

During the six-month period ended on June 30, 2017, the Company recorded expenses due to the said amendments in the amount of USD 147 thousand.

Note 8 – Settlement with a minority shareholder of TyrNovo

On February 9, 2017, subsequent to the acquisition of TyrNovo (see Note 4), the Company, TyrNovo and Taoz - Company for Management and Holdings of Companies Ltd. (“Taoz”), a shareholder owning approximately 3% of TyrNovo, entered into a settlement arrangement in response to a motion filed by Taoz on January 19, 2017.

Pursuant to the settlement arrangement, the parties agreed, among other matters, as follows:

That Taoz is entitled to be issued an additional 77 ordinary shares of TyrNovo, representing 0.4% of the issued and outstanding share capital of TyrNovo immediately following this issuance. The shares were issued in February 2017.

That Taoz shall have the right during a defined period to invest an additional USD750,000 (the “Deferred Investment”) to be provided to TyrNovo by way of convertible loans; in the event that prior to the Repayment Date, TyrNovo raises additional funds in an amount of not less than USD1,000,000 in consideration for shares of TyrNovo from an investor who is not, on February 9, 2017, a shareholder in TyrNovo (the "Next Financing Round"), then, immediately prior to the Next Financing Round, the loan amount shall automatically convert into ordinary shares of TyrNovo at a price per share which shall be the lower of (i) a price per share reflecting a 30% discount off the price per share paid in the Next Financing Round by the investor and (ii) a price per TyrNovo share reflecting a TyrNovo company valuation of USD 13,500,000 divided by the number of issued and outstanding shares of TyrNovo as of February 9, 2017; during the period commencing 14 days before the Repayment Date and ending 7 days before the Repayment Date, provided that the loan amount was not previously converted automatically as set forth above, the ender may convert the loan amount into ordinary shares of TyrNovo at a loan conversion price equal to a price per TyrNovo share reflecting a TyrNovo company valuation of USD 13,500,000 divided by the number of issued and outstanding shares of TyrNovo as of February 9, 2017;

F-14

Kitov Pharmaceuticals Holdings Ltd.

Notes to Condensed Consolidated Interim Financial Statements as of June 30, 2016 (unaudited)

Note 8 – Settlement with a minority shareholder of TyrNovo (cont’d)

In the event that a Milestone (as defined in the Binding Term Sheet) is achieved, and Taoz did not invest the Deferred Investment, then the Company shall have the right, for a period of 60 days, to acquire all of Taoz's holdings in TyrNovo at a price per share of USD 476.48;

An option was granted to Taoz to invest in TyrNovo in an amount of up to USD 1,000,000 for TyrNovo ordinary shares, pursuant to a convertible loan which may be exercised until the earlier of (1) the lapse of 30 months from February 9, 2017; (2) an Exit Event or (3) the lapse of 60 days following TyrNovo’s Milestone Notice.

In the event that the Company increases its shareholdings in TyrNovo by February 9, 2018, through the purchase of additional shares from TyrNovo’s then current shareholders, then Taoz shall have the option to purchase from the Company up to 30% of such newly acquired shares in TyrNovo.

The Company provided to Taoz a put option to sell to the Company up to 50% of the TyrNovo shares issued to Taoz through its investments in TyrNovo or of any additional shares acquired by Taoz from the Company in accordance with the option to purchase from the Company up to 30% of such newly acquired shares in TyrNovo described above exercisable during a period of 90 days from the publication by TyrNovo of the results of the Phase I clinical trials, for a price per TyrNovo share equal to US$1,600, in (1) ordinary shares of the Company or, at the Company’ sole discretion, (2) in cash; upon the expiration of the 90 day exercise period, the put option, if not exercised by Taoz, shall expire and no longer be valid.

The rights granted to Taoz by the Company were valued at USD 1,029 thousand and were charged to Other Expenses in these financial statements.

F-15

Kitov Pharmaceuticals Holdings Ltd.

Notes to Condensed Consolidated Interim Financial Statements as of June 30, 2016 (unaudited)

Note 8 – Settlement with a minority shareholder of TyrNovo (cont’d)

Valuation techniques and significant unobservable inputs

The following table shows the valuation techniques used in measuring the Level 3 fair value of the derivative liability as at June 30 2017, as well as the significant unobservable inputs used.

Investment option:	Valuation at milestone (USD thousand)	15,000
	Probability of reaching milestone (%)	50%
	Risk free interest rate (%)	1.32%, 1.65%

	Share price (USD)	1,014
Put option:	Expected Volatility (%)	77.37%
Monte-Carlo simulation	Expected Duration (years)	1.42, 3.5
	Risk Free Rate Interest (%)	1.32%, 1.65%
	Probability of occurring

The annual Expected Volatility applied was based on the historical volatility of comparable companies.

Note 9 - Subsequent events

Registered direct offering

In a registered direct offering to select investors which closed during July 2017, the Company raised USD 3.5 million gross (approximately USD 3.1 million net of placement agent fees and other offering related expenses).

In this offering, the Company issued 2,431,746 ADSs and 1,215,873 non-listed warrants to purchase 1,215,873 ADSs. Each non-listed warrant is exercisable for 5 years until July 14, 2023 at an exercise price of USD 1.50 per ADS.

F-16